CNL Strategic Capital, LLC

450 South Orange Avenue

Orlando, Florida 32801

VIA EDGAR Mr. John Stickel, Esq. Ms. Susan Block, Esq. United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	October 29, 2024

Re:	Request for Acceleration of Effectiveness CNL Strategic Capital, LLC
Registration Statement on Form S-1
(File No. 333-277103)

Dear Mr. Stickel and Ms. Block:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), CNL Strategic Capital, LLC (the “Company”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 11:00 a.m., New York City time, on November 1, 2024, or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.

If you have any questions regarding the foregoing, please contact Jason D. Myers of Clifford Chance US LLP, counsel to the Company, at (212) 878-8324.

Very truly yours, CNL STRATEGIC CAPITAL, LLC

By:	/s/ Chirag J. Bhavsar
Name: Chirag J. Bhavsar Title: Chief Executive Officer